Exhibit 99.3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Update to Chapter A (Description of Company Operations) 1
to the Periodic Report for 2015 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	General development of the Group's business

Section 1.1.2 - Merger of the Company and DBS

Regarding the Purchase Transaction in which context the Company acquired from Eurocom DBS all its holdings in DBS - on March 21, 2016, the Company paid Eurocom DBS the first installment (of three) for the consideration which is contingent on the business results of DBS in the next three years.

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 776 million in respect of profits from the second half of 2015 that was approved by a general meeting of the Company’s shareholders on May 3, 2016, and a recommendation by the Board of Directors on August 3, 2016 in connection with a dividend distribution in the amount of NIS 665 million for profits in the first half of 2016, see Note 8.3 to the Company’s Financial Statements for the period ended June 30, 2016.

Outstanding, distributable profits at the report date - NIS 677 million2 (surpluses accumulated over the last two years, after subtracting previous distributions).

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2015 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.
[2]	Including revaluation gains in the amount of NIS 12 million for an increase in the control of DBS. Pursuant to a Board of Directors’ resolution dated February 10, 2015, these revaluation gains will be excluded from the dividend distribution policy and will not be distributed as a dividend.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	1,100	1,112	1,088	1,101	1,105	1,113
Operating profit (NIS million)	540	536	427	512	662	547
Depreciation and amortization (NIS million)	185	183	185	184	180	176
EBITDA (Earnings before income taxes depreciation and amortization) (NIS million)(1)	725	719	612	696	842	723
Net profit (NIS million)	326	328	340	256	382	346
Cash flow from current activities (NIS million)	517	539	668	686	456	548
Payments for investments in property, plant & equipment and intangible assets (NIS million)	227	195	197	230	191	231
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	54	41	33	21	80	12
Free cash flow (NIS million) (2)	344	385	504	477	345	329
Number of active subscriber lines at the end of the period (in thousands)(3)	2,151	2,166	2,181	2,193	2,204	2,208
Average monthly revenue per line (NIS) (ARPL)(4)	58	59	60	60	60	61
Number of outgoing minutes (in millions)	1,257	1,316	1,379	1,373	1,396	1,459
Number of incoming minutes (in millions)	1,315	1,348	1,403	1,410	1,386	1,429
Number of active subscriber lines at the end of the period (in thousands)(7)	1,521	1,503	1,479	1,448	1,418	1,390
Number of active subscriber lines at the end of the period (in thousands) - wholesale(7)	323	290	244	177	78	11
Average monthly revenue per Internet subscriber (NIS) - retail	90	91	89	88	88	87
Average bundle speed per Internet subscriber (Mbps)(5)	40.2	38.9	37.8	36.7	34.9	33.2
Churn rate (6)	2.4%	2.9%	2.7%	2.6%	2.4%	2.4%

(1)	EBITDA (Earnings before income taxes depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works; calculated according to average lines for the period.

(5)	For bundles with a range of speeds, the maximum speed per bundle is taken into account.

(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - Internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	Pelephone

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenue from services (NIS million)	456	455	477	521	502	499
Revenue from sale of terminal equipment (NIS million)	202	216	236	208	219	228
Total revenue (NIS million)	658	671	713	729	721	727
Operating profit (NIS million)	8	1	11	61	53	32
Depreciation and amortization (NIS million)	95	104	100	109	106	104
EBITDA (Earnings before income taxes depreciation and amortization) (NIS million)(1)	103	105	111	170	159	136
Net profit (NIS million)	13	13	11	55	49	36
Cash flow from current activities (NIS million)	180	185	14	163	202	351
Payments for investments in property, plant and equipment and intangible assets (NIS million)	63	51	65	90	199	72
Free cash flow (NIS million) (1)	117	134	(51)	73	3	279
Number of subscribers at the end of the period (thousands) (2) (5)	2,260	2,692	2,651	2,569	2,566	2,565
Average monthly revenue per subscriber (NIS) (ARPU) (3)(6)	68	57	60	68	65	65
Churn rate (4)	6.2%	5.2%	6.7%	6.4%	6.1%	6.5%

(1)	Regarding the definition of EBITDA (earnings before income taxes depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

(5)	See Section 3.4 below on writing off the CDMA subscribers. In Q2 the number of Pelephone subscribers increased by 67,000, while in contrast Pelephone wrote off 499,000 CDMA subscribers as noted in Section 3.4.

(6)	The effect of writing off the CDMA subscribers, as noted in Section 3.4, caused Pelephone’s ARPU to increase by NIS 12 in Q2 2016.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Bezeq International

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	377	395	405	389	391	393
Operating profit (NIS million)	47	37	58	59	62	61
Depreciation and amortization (NIS million)	35	33	35	33	32	32
EBITDA (Earnings before income taxes depreciation and amortization) (NIS million)(1)	82	70	93	92	94	93
Net profit (NIS million)	33	26	42	41	45	44
Cash flow from current activities (NIS million)	69	49	96	69	74	62
Payments for investments in property, plant and equipment and intangible assets (NIS million) (2)	33	37	21	28	26	53
Free cash flow (NIS million) (1)	36	12	75	41	48	9
Churn rate (3)	4.5%	5.2%	4.6%	4.4%	4.2%	4.1%

(1)	On the definition of EBITDA (earnings before income taxes depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q2 2016	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenues (NIS million)	434	439	449	446	439	440
Operating profit (NIS million)	77	57	47	74	70	59
Depreciation and amortization (NIS million)	74	76	88	78	80	76
EBITDA (Earnings before income taxes depreciation and amortization) (NIS million)(1)	151	133	135	152	150	135
Net profit (loss) (NIS million)	(114)	(71)	(110)	(75)	(166)	(3)
Cash flow from current activities (NIS million)	110	158	105	145	106	149
Payments for investments in property, plant and equipment and intangible assets (NIS million)	58	59	43	75	82	65
Free cash flow (NIS million) (1)	52	99	62	70	24	84
Number of subscribers (at the end of the period, in thousands) (2)	623	629	635	637	636	632
Average monthly revenues per subscriber (ARPU) (NIS)(3)	231	231	235	233	231	232
Churn rate (4)	3.6%	4.2%	3.5%	3.9%	3.1%	3.4%

(1)	On the definition of EBITDA (earnings before income taxes depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer. The number of subscribers was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(3)	Monthly ARPU is calculated by dividing total DBS revenues (from content and equipment, premium channels, advanced products, and other services) by the average number of customers. The average monthly revenue was corrected retrospectively due to an insignificant change in the counting of subscribers among large customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.7 - General environment and the influence of outside factors on the Group's activity

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Subsection (C) - List of wholesale services and hearing regarding wholesale service files and their prices: further to the description of the petition filed by the Company in HCJ, further to the revised notice submitted by the State to HCJ on January 11, 2016 regarding a review of changes to be made on two issues, on April 4, 2016, the Ministry of Communications distributed a hearing (to the Company and the license holders) regarding a mechanism for reviewing and revising the forecast for demand for the purpose of updating the wholesale market tariffs for 2017 - 2018. On May 10, 2016, the Company submitted its comments on the hearing, whereby, among other things, the components to be examined for the purpose of updating the transfer tariffs should be limited and steps should be taken to guarantee the reliability of the data and prevent manipulation. Furthermore, on May 2, 2016, the Ministry distributed a hearing about revising the service level requirements and introducing a SLA (service level agreement) for the BSA and telephony service, which includes a proposed amendment to the service file on this matter, the purpose of which, according to the Ministry, is to determine that the same level of service should apply to the services in the file and to the retail, telephony and Internet infrastructure services. Furthermore, to ensure that the duty of providing equal service across the board and that a reasonable level of service are maintained in view of the increasing number of subscribers who will be using the Company’s infrastructures, the hearing proposes establishing a mechanism for reporting and submitting information. On June 14, 2016, the Company submitted its comments supporting the Ministry’s approach whereby “the service file should be amended to determine that the same level of service should apply to the services in the file and to the retail services” and consequently, the “service levels per subscriber” in the Company’s license should correspond with the present situation and generally accepted practice, as was stipulated in the past.

Subsection C(3) - Passive wholesale services (physical infrastructures and SLU) - in a letter dated July 6, 2016, the Ministry announced its decision to revise the arrangement in the licenses of the Company and HOT via an updated appendix to the physical infrastructures service file “implementation of security provisions concerning the Bezeq network”. The Company submitted its comments on the subject. A letter accompanying the aforementioned update noted that with the exception of this update “the regulations in the passive services file remain unchanged” and that the Company must implement it immediately without attaching any conditions to provision of the service to providers. On July 14, 2016, the Company stated that it has long been ready to provide a wholesale service for the use of its physical infrastructures in accordance with the service file, and that the regulations have already been applied in the service file. The Company reiterated that the Communications (Telecommunications and Broadcasts) (Use of a Domestic Carrier’s Public Network) Regulations, 2014, and the subsequent service file stipulate that the wholesale market services are designated exclusively for the fixed-line market and not for any other use of the Company’s physical infrastructures, which deviates from the service file and the regulations and that insofar as any changes are being considered in the regulations and the service file, a proper hearing procedure must take place. On this, see also the update to Section 1.7.4 (K) below.

Concerning the Company’s petition to HCJ on the subject of the wholesale market - on May 23, 2016, a ruling was given whereby the court found no legal cause for intervention and would therefore not grant the petition.

Regarding an administrative petition filed by the Company against the imposition of fines in the amount of NIS 8.5 million for implementation of the broadband reform - on May 18, 2016, a preliminary hearing on the petition was held and the case was scheduled for a hearing.

Section D - Cancellation of structural separation

Further to the information in Section 1.1.2 of the Periodic Report (and the amended transaction report dated March 12, 2015 which was included in that section by way of reference) - the Company is continuing to negotiate with the Ministry of Communications on the subject of the cancellation of structural separation.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.7.4 - Regulatory oversight and changes in the regulatory environment - additional topics

Subsection (D) - further to a description in the Ministry of Communications clarifying document dated October 31, 2013 concerning non-discrimination between subscribers, on April 21, 2016 the Ministry circulated a letter to license holders whereby it intends to examine the possibility of conducting a hearing on the issue of licensing provisions with respect to price discrimination between subscribers, given that the rules and regulations relating to such price discrimination for communications companies are not uniform (fixed line / mobile / telecom / broadcasting) and that consideration should be given to formulating a set of rules that would standardize the regulations for all relevant entities, in a manner that is also consistent with the changes and developments in the market. The letter also mentions that the professional opinion of the Antitrust Authority on this matter was recently accepted.

Addition of subsection J - transfer of powers relating to communications to Minister Tzachi Hanegbi

On July 18, 2016, the Knesset plenum approved the government’s announcement in accordance with its powers under Section 31(B) of the Basic Law: The Government, to confer on Minister Tzachi Hanegbi the powers invested in the Minister of Communications whose execution is required in connection with matters pertaining to and/or that significantly affect the Company or one of its subsidiaries, including the exercising of powers in those areas in which the Company or one of its subsidiaries has a monopoly or competes exclusively (or almost exclusively) with another company, and including - the regulation of fixed-line infrastructure and fixed-line telephony and the regulation of multi-channel broadcasts.

Addition of subsection K - Draft resolution proposals as part of the government’s Economic Plan for 2017-2018.

On July 31, 2016, the Ministry of Finance published, for public comment, a draft resolution proposal as part of the government’s Economic Plan for 2017-2018. This is a preliminary stage of draft resolution proposals only, that were submitted for public comment and there is no certainty that all or part of the proposed resolutions will be approved, if at all. The draft includes a chapter on “Increasing competition in the communications market” which addresses various matters including the obligation of the holder of a general domestic carrier license to allow other domestic carrier license holders to access its passive infrastructure for any use; granting of an exemption from obtaining a building permit to domestic carrier license holders who wish to set up a public communications network including a telecommunications installation (in accordance with the conditions set out in the Building and Planning Law), and also cancellation of the prohibition on performing excavation, ploughing or planting works without a permit from the Minister of Communications or any person he has authorized, and extending the Minister of Communication’s power to grant an infrastructure domestic carrier license, among others to an applicant that holds the means of control in which he is a license holder. The draft document also addresses various other matters aimed at increasing competition in multi-channel television, including choosing an operator for the "Idan Plus" broadcasting distribution system and various matters relating to the system, and it also mandates that sports channels and entities that broadcast sports content must grant permits relating to sports content and channels and sets their prices.

2.	Bezeq (“the Company”) - Domestic fixed-line communications

Section 2.2.5 - Other services

In addition to the “smart home” service that the Company provides, in August 2016 the Company launched the “smart city” service which includes a complete urban management system for a variety of urban services, the purpose of which is to improve service to residents while streamlining and saving municipal resources through the use of advanced technology. Among other things, the system is planned to include a command and control system, wireless surfing all over the city, security cameras as well as the management of various municipal services.

Section 2.6.5 B - Other potentially competing infrastructures

On June 21, 2016, a Ministry of Communications announcement was published whereby the Ministry granted permission to communications companies that have no fixed-line infrastructure (Cellcom and Partner) to compete for investment in IBC. To the best of the Company’s knowledge, such authorization requires amendments to the law that have not yet been published (on this, see also the update to Section 1.7.4 (K) above). According to the announcement - Partner informed the Ministry of Communications that it intends to lay optical fibers. The Ministry of Communications welcomed this decision which is consistent with its policy to accelerate the distribution of advanced infrastructures, to encourage the distribution, assimilation and use of advanced technologies such as: 5G, IOT, multi-channel TV and other uses of broadband that are planned for 2020. According to the announcement, all these measures are designed to open the fixed-line market (in which the Company has a monopoly) to competition, with the emphasis on infrastructure upgrading.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 2.7.2 – Domestic fixed-line communications infrastructure and equipment

At the end of June 2016, a cable that was identified in one of the Company’s underground communications pits near the Ministry of Defense’s Kirya base in Tel Aviv, that does not belong to the Company and should not have been there, was disconnected by the Company. It is quite rare to find such invasive infrastructure, which could be a sign of a breach of security (mainly in connection with bugging and information leakage). When it emerged that this cable had been laid by Cellcom, which had unlawfully infiltrated and caused damage to the Company’s installations, and following requests from the defense establishment, it was agreed that work to connect the cable would be approved and that no action would be taken with respect to this cable without prior coordination.

On July 1, 2016, Cellcom filed an application to the Tel Aviv Magistrates Court for temporary injunctions against the Company ex-parte, instructing the Company to refrain from disconnecting the cable both with respect to the pit adjacent to the Kirya and with respect to Cellcom infrastructure in other pits owned by the Company, until a ruling is given on a claim it intends to file. That same day, the court granted a temporary order ex-parte instructing the Company not to disconnect the infrastructure in the Kirya communications pit for 10 days, and it determined that a statement of claim will be filed in the case within 7 days. On July 8, 2016, after the Company submitted its position, the court handed down its decision that the temporary relief was no longer necessary following an agreement between the Company and defense entities in connection with this pit, and that it would be difficult to find a basis for issuing orders instructing the Company to act lawfully in relation to other communications pits.

Following this event, both the Company and Cellcom filed complaints with the police. Moreover, the Ministry of Communications and the Antitrust Authority both asked the Company for information about this event and the Company submitted such information.

Section 2.9.6 - Officers and senior management in the Company

On the Company's compensation policy – on May 3, 2016, a general meeting of the Company’s shareholders approved the new compensation policy, which entered into force from that date for three years. On this matter, see also an immediate report dated May 4, 2016 about the results of a general meeting of the Company’s shareholders on May 3, 2016 to which the new compensation policy was attached, included here by way of reference.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

At June 30, 2016, the Company has a working capital deficit of NIS 657 million (this figure refers to the Company’s separate financial statements. In the Company's consolidated financial statements as at June 30, 2016, there is a working capital deficit in the amount of NIS 208 million).

Section 2.13 - Financing

On a shelf prospectus for the issuance of various Company securities that was published on May 29, 2014 - on May 11, 2016, the Israel Securities Authority granted permission to extend the period of the securities offering in accordance with the shelf prospectus until May 29, 2017.

Section 2.13.1 – Average and effective interest rates on loans, Section 2.13.4 - Credit received during the Reporting Period, and Section 2.13.5 - Company debentures

On April 21, 2016, the Company completed an issuance by way of an expansion of an existing series of marketable debentures (Series 9) in accordance with a shelf prospectus dated May 30, 2014, as amended due to a clerical error on June 5, 2014. Within the context of this issuance, a total of NIS 714,050,000 par value was issued in consideration of NIS 769 million. The conditions of the issued debentures are the same as those of the Series 9 debentures in circulation. On this, see also the Company’s reports (shelf offering Report dated April 19, 2016 and the Company’s announcement about the results of the issuance in accordance with a shelf offering report dated April 21, 2016), which are included in this report by way of reference, as well as Section 4 of the Directors Report and Note 14 to the Company’s Financials for the period ended June 30, 2016.

On June 1, 2016, the Company repaid the last principal payment for Series 5 debentures thus securing final redemption of the debentures.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

On June 1, 2016, credit was provided to the Company in the total amount of NIS 900 million, based on undertakings given by banks under conditions described in the 2015 Periodic Report.

The following is an up-to date table of the distribution of long-term loans (including current maturities), including information about the aforementioned issuance and credit:

Loan term	Source of financing	Principal amount	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2016
		(NIS million)
	Banks	1,317	Unlinked NIS	Variable, based on prime rate*	1.64%	1.65%	1.64%
	Banks	2,417	Unlinked NIS	Fixed	4.58%	4.63%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.52%	1.58%	1.47%-1.58%
	Non-bank sources	2,217	Unlinked NIS	Fixed	4.53%	4.69%	3.11%-6.65%
	Non-bank sources	3,341	CPI-linked NIS	Fixed	2.49%	2.54%	2.20%-5.30%

*	Prime interest rate as at August 2016 – 1.6%.

**	YSTL yield per year (517) – 0.124% (average for the last 5 days of trading in May 2016) for the interest period commencing June 1, 2016.

Section 2.13.6 - Credit rating

In connection with an issuance made by the Company in April 2016 (see update to Section 2.13.4) - on April 17, 2016, Standard & Poor's Maalot Ltd. affirmed the ilAA3 rating (no change from the previous rating) for an issue of the Company’s debentures up to an amount of NIS 800 million par value by means of an expansion of Series 9 Debentures. Additionally, on the same day, Midroog Ltd. announced a rating of Aa2.il outlook stable (no change from the previous rating) for debentures issued by the Company in the amount of NIS 800 million par value by means of an expansion of Series 9 Debentures. On this, see two immediate reports published by the Company on April 17, 2016 and April 18, 2016, which are included in this report by way of reference.

On April 25, 2016, Standard & Poor's Maalot Ltd. affirmed a rating of ilAA/Stable for the Company and its debentures (Series 5-10) and for Pelephone, as detailed in the full rating report published in an Immediate Report issued by the Company on April 25, 2016, which is included here by way of reference.

On June 2, 2016, Midroog Ltd. reaffirmed the Aa2.il rating for the Company’s debentures (Series 6-10), as detailed in the full rating report published by the Company in an Immediate Report on June 2, 2016 and in a supplementary Immediate Report on July 12, 2016, which are included here by way of reference.

On this, see also Section 4 of the Directors Report.

Section 2.14 - Taxation

For information about taxation, see Note 5 to the Company’s Financial Statements for the period ended June 30, 2016.

Section 2.17.4 - Employment agreements

Subsection (E) - on an agreement between the Company and Menorah Mivtachim Insurance Ltd. (“Menorah”) relating to arrangements for pension payments - the Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menorah issued policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies.

Section 2.17.5 - Management agreement:

On June 30, 2016, the general meeting of the Company's shareholders approved the extension of an agreement between the Company and Eurocom Communications Ltd. to provide the Company with on-going management and consulting services for a three-year period commencing June 1, 2016, in consideration of a total of NIS 6,432 million per annum. For additional information, see an Immediate Report dated May 26, 2016 (Convening of a Special General Meeting), which is included in this report by way of reference.

[3]	Company rating ilAA/Stable.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 2.18 – Legal proceedings

Subsection (A) on an action together with an application for its certification as a class action from February 2012 on the subject of the accessibility of handsets and services to the disabled public - in April 2016 a compromise settlement in this case was validated as a court ruling thus concluding the proceeding. On this, see also the update to Section 3.17b.

Subsection G concerning two actions together with applications for their certification as class actions, from November 2015 (“the Preliminary Application”) and March 2016 (“the Later Application”), regarding allegations of preventing competition in the communications market and delaying the implementation of the wholesale market - in May 2016, the Later Application, which discusses the same matter as the Preliminary Application, was struck out. Subsequently, and for the court’s approval, the Plaintiff in the Preliminary Application filed an amended application for certification of a class action on the same matter.

Mobile radio-telephone – Pelephone Communications Ltd. ("Pelephone")

Section 3.4 - Trade receivables

In addition to the ongoing write-off of subscribers based on measurement methods, in the second quarter Pelephone implemented a one-time write-off of 499,000 subscribers on the CDMA network who have not made use of outgoing calls / Internet browsing in the last six months, (of which 455,000 are prepaid subscribers and 44,000 are postpaid subscribers). This write-off is further to a series of actions taken by Pelephone to reduce the volume of traffic on this network, including, inter alia, contacting the CDMA subscribers and offering them specific marketing packages to replace the handsets in their possession and replace their car extensions (activity that will also be required for the Accountant General’s customers, see Section 3.16 below).

Section 3.6 - Competition

On May 19, 2016, the Ministry of Communications announced its decision to reject the merger request submitted by Golan Telecom and Cellcom in view of the concern that competition in the cellular sector would be affected.

In June 2016, Pelephone decided not to implement the cooperation agreement that it had signed with Cellcom on September 21, 2014, for the maintenance of passive components on cellular sites (through the services of an external contractor who was due to have been selected). Pelephone decided to deal with this issue internally, by means of processes to be carried out by its own employees.

According to an announcement by Hot Mobile, on June 8, 2016, HOT Mobile and Golan Telecom signed an agreement whereby Golan Telecom will be hosted non-exclusively on the cellular network that also serves HOT Mobile. The agreement is subject to regulatory approvals.

According to an announcement by Cellcom, on July 12, 2016, Cellcom and Marathon 018 signed a 4G network sharing agreement on the active radio segment and to provide hosting services in relation to its 2G and 3G networks. Insofar as this agreement is approved, it will increase the number of operators that own infrastructure to six.

Section 3.7 - Property, plant and equipment, and facilities

On March 21, 2016, Pelephone reported that on that morning a fire broke out in Pelephone’s switching farm in Kiryat Aryeh in Petach Tikva. The fire caused disruption to surfing and to incoming and outgoing calls for a large number of Pelephone subscribers, including customers of the companies hosted on its network. Pelephone took action on the very same day to transfer these subscribers to a different switch. In the evening of March 27, 2016, Pelephone reported to the Company that work to repair the support system in the switching facility at which the fire had taken place, had been successfully completed and the facility was now fully up and running.

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Section 3.15 - Restrictions on and control of Pelephone's operations

In June 2016, the Ministry of Communications announced that it intends, in the near future, to distribute a hearing to discuss a change of policy relating to payment for call completion and SMS completion on the cellular and domestic carrier networks.

Section 3.16 – Significant agreements

On July 14, 2016, a new online tender was conducted by the Ministry of Finance Accountant General for the provision of cellular services to state employees (“the Tender”). Pelephone, which, further to winning previous tenders, has provided cellular services to the government and state employees for several years, participated in this Tender as well which it won after being ranked in first place. Pelephone will therefore continue to be the main provider of cellular services to state employees.

Under the terms of the Tender, Pelephone will provide cellular services to an estimated 100,000 subscribers in the civil service over a period of three years (with an option for extension by the state for a total of 45 months beyond the basic 36 months). Pelephone will also provide terminal equipment in the amount of about 10,000 handsets.

The award of this additional tender to Pelephone is expected to continue to generate significant income for Pelephone throughout the period of the agreement. Nevertheless, due to lower prices at the reverse bidding stage as well as the Accountant General’s decision to hold separate tenders from time to time for the purchase of terminal equipment over and above the 10,000 handsets that were included in the Tender (a component that was included in its entirety in the previous tender), Pelephone’s income and resulting profit are expected to be significantly lower than the revenues and profit from the previous tender.

The above-mentioned forecasts are forward-looking information, as defined in the Securities Law, 1968. The forecasts are based on Pelephone’s estimates, assumptions and expectations that might not materialize and/or may materialize in a manner that differs from the foregoing.

Section 3.17 – Legal proceedings

A.	Information on additional claims

On March 23, 2016, Pelephone received a claim and an application for its recognition as a class action, which was filed in the Tel Aviv-Jaffa District Court. The plaintiff argues that due to the broadband malfunction on Pelephone’s network on March 21, 2016, as a result of a fire in one of its installations, Pelephone customers were unable (whether fully or partially) to receive the services they are entitled to, including making and receiving calls, text messages and cellular surfing. The plaintiff has asked for a monetary refund and compensation for all Pelephone customers who suffered from the malfunction and for compensation for the loss of income for Pelephone customers who require the services in order to conduct their business. The amount of compensation requested per customer is a refund of the proportional amount paid by the customer for each day of the malfunction, plus NIS 10 per private customer and NIS 1,010 per business customer.4

On June 13, 2016, Pelephone received a claim and an application for its recognition as a class action, which was filed in the Jerusalem District Court. The Plaintiff argues that Pelephone enrolls its customers without their knowledge and without having asked to do so, in the Smart Call service that blocks incoming marketing calls from various marketing centers, including from the call centers of Pelephone’s competitors. Pelephone therefore violates competition and the ability of its customers to move to a competing company, thus enriching itself unlawfully. The Plaintiff estimates the total amount of the claim at NIS 200 million.

[4]	Notably, after this claim was filed, Pelephone received two other applications for certification as class actions in connection with the same event where a motion had been filed to strike them out under Section 7 of the Class Actions Law, 2006.

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B.	Information on terminated claims

Section 3.17.1B - on a claim and application for its certification as a class action from February 2012 that was filed in the Jerusalem District Court against Pelephone, the Company, Cellcom and Partner - in April 2016, the court approved the compromise settlement between the parties to drop the suit in return for implementing a series of accessibility adjustments and benefits for people with disabilities. In addition, the group of defendants will credit the plaintiffs with insignificant amounts. On this, see also the update to Section 2.18.

Section 3.17.1 D - on a claim and application for its certification as a class action from August 2012 that was filed in the Central Region District Court against Pelephone, Cellcom and Partner- in May 2016, the court approved the agreements reached by the parties whereby the application will be struck out and Pelephone will change its practices relating to the acceptance of handsets and parts for repair.

3.	Bezeq International – international communications, Internet and NEP services - (“Bezeq International”)

Section 4.15 – Legal proceedings

In June 2016, a claim was filed in the Jerusalem District Court against Bezeq International together with a motion for its certification as a class action. The subject of the action is the allegation that Bezeq International misleads its customers by selling them surfing packages with speeds of 100 MB, whereas the actual speed provided to customers is tens of percent lower The Plaintiff estimates the amount of the class action at NIS 187 million.

4.	DBS - Multi-channel television Satellite Services (1998) Ltd. ("DBS")

Section 5.1 - General information about this area of activity

Section 5.1.2 - in June 2016, the Filber Committee published its conclusions and recommendations on the regulation of the broadcasting market. The main points are:

A.	Definition of content providers for subscribers

The Committee recommends defining audiovisual content providers as follows: (a) small provider - has a market share greater than 10% of market revenues; (b) small, stable provider - has a market share greater than 10% of the revenues for 3 consecutive years; (c) substantial provider - has a market share greater than 20% of revenues. (DBS is a substantial provider).

“Narrow regulations” will apply to small providers by virtue of the license they receive (including obligations to mark and classify content, provide accessibility for the disabled, protect children, regulation of marketing content, cross ownership and regulations for news broadcasting, if they choose to broadcast news). Small providers will also be allowed to choose as a source of funding either advertisements (under regulations to be defined on the basis of existing rules on this subject) or subscription fees. Small, stable providers and substantial providers will be subject to “narrow regulations” as well as “broad regulations” that include obligations to invest in and show original Israeli productions.

B.	Original productions:

The Committee recommends a gradual reduction whereby the total investment obligation of substantial providers (HOT and DBS) with respect to original productions will decrease gradually from 8% to 6.5% in 2021, whereas the investment in quality productions will increase from 4% to 5% of the provider's revenues.

C.	Regulation of must-sell requirements and competition in the content sector

1.	The Committee recommends imposing a must-sell obligation to sell a sports channel to licensed content providers, and a must-sell obligation to sell sports programs to sports channels. The programs will be offered for sale by the channel purchasing the broadcasting rights, according to the average cost+ per subscriber model. The complete channels will be offered for sale at an average price per subscriber to be determined by the channel’s owner and collected equally based on the total number of subscribers of all the providers. An obligation will be imposed on independent channels receiving funding for original productions and on sports channels to receive "approval for broadcasting in Israel," which will include an obligation to sell sports broadcasts as detailed below, as well as a "special license" appendix giving them the right to switch between broadcasting platforms against payment of a channel transfer fee.

2.	The transfer fee for channels on the cable network will be updated by the Minister by January 1, 2017. This decision will also apply to DBS.

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3.	Regarding independent channels, the Commission adopts the recommendation of the "Eyal Committee" for distributing the ownership of rights in purchased original productions or independent productions according to the principles set out in the Report. Additionally, at the end of the first three years after the initial broadcasting of a work, the independent channels receiving original production funding will be subject to a must-sell requirement, to enable additional broadcasting of the original productions they produced on behalf of the substantial providers. The selling price will be determined by the independent channels, and its reasonableness will be examined over time by the Minister and the Council.

4.	The Committee further recommends applying to the Antitrust Authority to grant general permission for cooperation between the owners of the independent channels in marketing and billing so as to enable the supply of joint content packages to subscribers.

D.	Cancellation of the Standard package and the New Basic Package

It is proposed that the Standard Package which HOT and DBS are currently obligated to provide, should be cancelled. It is further proposed that on February 22, 2017, when the Minister’s decision regarding the Basic Package expires, an upgraded package will be offered, called the "core-package," to include – apart from the mandatory channels which the license holders are required to transmit to subscribers by law – a sports channel and a children's channel that will be produced in Israel. Furthermore, 75% of the original productions will be available to all core-package subscribers on VOD, which will be provided equally to all subscribers to the core-package. The price of the core-package will be set by the substantial providers such that its current price will serve as an upper price limit and its reasonableness will be examined by the Minister and the professional entities. If the price is found to be unreasonable, the Minister will set the binding maximum price.

E.	Leveling the playing field: de-regulation

The Committee is of the opinion that the regulator must conduct a comprehensive review of the existing consumer regulations, with a view to narrowing its focus, to the extent possible, in terms of essential consumer issues related to its sphere of authority, to the market structure and competition in the market and to companies operating in the sector and the services they provide. The Committee further recommends that where possible, the specific regulations applying to broadcasting be replaced ex-ante with general rules established for providers and with non-intervention in specific matters.

F.	Regulatory requirements for a commercial license holder

1.	It is proposed to simplify the regulatory regime so that anyone broadcasting a channel that is funded by advertisements, including a license holder for cable broadcasts that broadcasts a dedicated channel, will be granted a commercial license.

2.	In order to help out new commercial license holders who have still not consolidated their competitive and economic position in the market, it is proposed to grant industry protections to a "new commercial license holder," who achieved more than three years earlier a market share of at least 10% of total revenues from advertisements in the market of commercial license holders, and to an "established commercial license holder," who achieved a market share of at least 15% of revenues from advertisements, and to subject them to narrow regulation with no obligation to invest in original productions.

3.	“Ordinary commercial license holders” who achieved a market share of at least 20% of total revenues from advertisements will be subject to broad regulations that include an obligation to invest in original Israeli productions as well as an obligation to broadcast news, including a minimum expenditure on news broadcasts. All license holders will be subject to regulation regarding cross ownerships and regarding news broadcasts.

4.	The Committee also recommends reducing the amount that commercial license holders are required to invest in making local quality productions (starting from 2019) and in purchased local productions, as well as gradually reducing the obligation to invest minimum amounts in news broadcasts.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

G.	Marketing content

The Committee recommends that the Minister should adopt the principles prescribed in its interim recommendations (as noted in Section 5.1.2 of the annual report) and to authorize the Council of the Consolidated Authority to set rules for this regulation.

Regarding some of the recommendations, including the recommendations relating to regulation of competition in the content sector and to the Basic Package, the Committee recommends establishing a dedicated professional team consisting of representatives of the Ministry of Communications, the Council and representatives of the Budget Department, to submit specific recommendations for implementation to the Minister of Communications, after hearing the relevant entities, by November 1, 2016.

DBS is still studying the Committee’s recommendations and conclusions and neither DBS nor the Company is able, at this stage, to assess the scope and extent of the effect of the recommendations on their business, should they be adopted and depending on their final form and manner of adoption.

Section 5.9.2 - Terminal equipment

In April 2016, DBS entered into a framework agreement with Draco Ltd. (supplier of decoders) and Altech (manufacturer of decoders) for the development and supply of advanced HDPVR decoders. DBS might be dependent on these entities.5

Section 5.15.5 - S&P Maalot ratings for DBS and its debentures

In July 2016, S&P affirmed the “ilAA” rating of DBS, with a stable outlook. The announcement mentioned that any change in the Company’s rating will affect the rating of DBS.

Section 5.16 - Taxation

DBS submitted its objection to the tax assessments for 2010-2011 that it received in December 2015, and it received an extension to submit a detailed objection with respect to these tax assessments until September 2016.

Section 5.17 - Restrictions on and supervision of the company

Section 5.17.3 - Pursuant to the Hearing Document published by the Council, in March 2016, the Council passed a resolution on the policy of special offers and the application of transparency instructions which entered into force in July 2016, the main points of which are as follows:

1.	Each primary deal (a deal including the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only ("the First Price Period") during which no price increase will be allowed.

2.	Notwithstanding the foregoing, it will be possible to grant an additional discount during the first four months of the First Price Period.

3.	It will not be possible to cancel a special deal during the First Price Period, unless permitted by law.

4.	It will be possible to agree in advance with a subscriber on the price that will apply after the First Price Period, subject to the following conditions: (a) The continuation prices must be set out in the rules and regulations of the special deal for which the subscriber signed up; (b) DBS may adjust the continuation prices only for linkage to the CPI, where this has been specified in the rules and regulations of the special deal; (c) DBS must provide the subscriber with written notice during the period of notification specified in Section 13A of the Consumer Protection Law and will give notice by invoice and by text message as set out in the Consumer Protection Law (d) following the expiration of the First Price Period DBS may terminate the special deal in a notice provided at least 30 days in advance.

[5]	Replacing one manufacturer with another does not, of itself, involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the broadcasting and distribution systems of DBS (which is also dependent on the supplier of these services, Cisco, as noted in Section 5.9.4 of the Periodic Report), which could, in the event of the termination of the engagement at short notice, cause DBS to lose revenues.

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5.	All primary deals must be publicized on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers (the Council has authorized the Chairman of the Council to reach agreements also on publication to people who do not subscribe to Internet services).

6.	The customer service centers must offer subscribers the best deals that are relevant to them.

7.	The provisions of the decision will not apply at this stage to business customers and with respect to economies of scale, including kibbutzim, workers' committees and the like.

8.	The Council does not intend to prevent differentiation between special deals targeting new customers and those targeting existing customers.

9.	A preparatory period of three months has been set, which the Chairman of the Council has been authorized to extend if she considers this necessary. This period was not extended.

Section 5.18.1 - Space segment leasing agreement:

In June 2016, during the course of a routine, periodic maneuver of the Amos 2 satellite, the channels broadcast to DBS customers were shut down for about two hours, during which time DBS transferred the broadcasts to the Amos 3 satellite. When the normal function of the Amos 2 satellite was restored, the broadcasts were returned to it and DBS resumed normal, ongoing operation to its subscribers.

Section 5.19.1 - Pending legal proceedings

In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the plaintiffs, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days (“the Condition”) is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the plaintiffs contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and constitutes unjust enrichment.

The plaintiffs have asked the court to order the cancellation of the Condition of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and not in good faith. The court is also asked to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million for the periods in which they ostensibly did not utilize its services but they were deprived of their right to freeze their subscription, as claimed, in view of the aforementioned condition.

Section 5.19.1 A (application to approve a class action relating to Channel 5+ broadcasts) - in June 2016, the court recommended that further changes be made in the compromise settlement, which insofar as they are accepted by the parties, an amended compromise settlement must be submitted to the court.

August 3, 2016
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO

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